Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM SECURES 1st DESIGN WIN FOR
UNIQUE NEW CLOUD PLATFORM

- Cloud-Based Cyber Security Company Places Initial
$250K PO for Silicom’s “Switched SETAC” Solution, Represents
Annual Sales Potential of ~$2M –

- Value Proposition: Save Space, Energy & Costs with Standard
Motherboards While Easing Transition to SDN/NFV Environment  –

KFAR SAVA, Israel - December 4, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has received the first Design Win for its Switched SETAC, a strategic new cloud platform designed to save space, energy and costs in cloud and data center services. The client, an important provider of cloud-based cyber security and application delivery solutions, has placed an initial $250,000 purchase order, and Silicom estimates that future sales from this customer will ramp to approximately $2 million per year.

The Switched SETAC is a unique product that integrates x86 standard motherboards, switching capability utilizing commercial off-the-shelf switching silicon, Silicom’s Redirector features (filtering, load-balancing, cross sockets performance, etc.) and potential support for emerging SDN/NVF protocols. In addition, the Switched SETAC features front-connectivity, as do all Silicom SETAC products. The combination of these features makes the Switched SETAC an especially smart investment for data centers and cloud companies transitioning to virtualized architecture.

“We are excited to close our first significant Design Win for the Switched SETAC, a key part of our Cloud offering – and especially with this customer, an influential member of the Cloud-based cyber security community,” commented Mr. Shaike Orbach, Silicom’s President and CEO.

“The adoption of Cloud-based services and virtualized architecture intensifies the need to reduce space and energy requirements, creating a real need for efficient, multi-purpose solutions. Important Cloud players are confirming that the winning feature set we have implemented in the Switched SETAC – including its combination of computing and switching functionality, front connectivity, standard components and SDV/NFV compatibility – is an exact fit for their needs. In fact, we anticipate announcing another Switched SETAC win soon, and more in the future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com